FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Huggins, Pamela J.	2. Date of Event Requiring Statement Month/Day/Year 4/17/03	4. Issuer Name and Ticker or Trading Symbol PARKER-HANNIFIN CORPORATION (PH)
(Last) (First) (Middle) PARKER-HANNIFIN CORPORATION 6035 Parkland Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Vice President and Treasurer	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Cleveland, OH 44124-4141			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	2,264.25	I	(1)
Common Stock	3,516.57	I	(2)
Common Stock	3	D
Common Stock	3	I	Spouse
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Stock Units				43.86	1-for-1	I	(3)
Phantom Stock Units				158.86	1-for-1	I	(4)
Option to Buy	2/02/96	2/01/05	Common Stock	675	$20.1670	D
Option to Buy	1/30/98	1/29/07	Common Stock	750	$28.0830	D
Option to Buy	1/28/00	1/27/09	Common Stock	338	$30.7500	D
Option to Buy	1/28/01	1/27/09	Common Stock	337	$30.7500	D
Option to Buy	8/11/00	8/10/09	Common Stock	310	$45.0000	D
Option to Buy	8/11/01	8/10/09	Common Stock	310	$45.0000	D
Option to Buy	8/09/01	8/08/10	Common Stock	710	$35.9375	D
Option to Buy	8/09/02	8/08/10	Common Stock	710	$35.9375	D
Option to Buy	8/08/02	8/07/11	Common Stock	1,250	$44.4200	D
Option to Buy	8/08/03	8/07/11	Common Stock	1,250	$44.4200	D
Option to Buy	8/07/03	8/06/12	Common Stock	1,163	$39.8400	D
Option to Buy	8/07/04	8/06/12	Common Stock	1,162	$39.8400	D
Option to Buy	2/02/96	2/01/05	Common Stock	3,375	$20.1670	I	Spouse
Option to Buy	1/30/98	1/29/07	Common Stock	2,250	$28.0830	I	Spouse
Option to Buy	1/28/00	1/27/09	Common Stock	948	$30.7500	I	Spouse
Option to Buy	1/28/01	1/27/09	Common Stock	947	$30.7500	I	Spouse
Option to Buy	8/11/00	8/10/09	Common Stock	755	$45.0000	I	Spouse
Option to Buy	8/11/01	8/10/09	Common Stock	755	$45.0000	I	Spouse
Option to Buy	8/09/01	8/08/10	Common Stock	925	$35.9375	I	Spouse
Option to Buy	8/09/02	8/08/10	Common Stock	925	$35.9375	I	Spouse
Option to Buy	8/08/02	8/07/11	Common Stock	2,050	$44.4200	I	Spouse
Option to Buy	8/08/03	8/07/11	Common Stock	2,050	$44.4200	I	Spouse
Option to Buy	08/07/03	8/06/12	Common Stock	2,125	$39.8400	I	Spouse
Option to Buy	8/07/04	8/06/12	Common Stock	2,125	$39.8400	I	Spouse

Explanation of Responses:

(1) Parker Retirement Savings Plan for Ms. Huggins.
(2) Parker Retirement Savings Plan for spouse.
(3) Savings Restoration Plan for Ms. Huggins.
(4) Savings Restoration Plan for spouse.

By: /s/ Thomas L. Meyer, Attorney-in-Fact **Signature of Reporting Person	April 28, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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